SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                          Schedule 13G

            Under the Securities Exchange Act of 1934
                        (Amendment No. 16)


                  GENERAL MICROWAVE CORPORATION
                        (Name of Issuer)


             Common Stock, $.01 par value per share
                 (Title of Class of Securities)


                             370307 10 0
                            (CUSIP Number)

Check the following box if a fee is being paid with this statement.
[ ]
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                (Continued on following page(s))

                        Page 1 of 4 Pages
SCHEDULE 13G

CUSIP NO. 370307 10 0

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Sherman Rinkel - S.S. #: ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       a [ ]
                                                       b [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                    5.   SOLE VOTING POWER
  NUMBER OF                   85,872
   SHARES
BENEFICIALLY        6.   SHARED VOTING POWER
  OWNED BY                    0
    EACH
  REPORTING
 PERSON WITH        7.   SOLE DISPOSITIVE POWER
                              85,872

                    8.   SHARED DISPOSITIVE POWER
                              0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON              85,872

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          7.1%

12.  TYPE OF REPORTING PERSON*
          IN









                        Page 2 of 4 Pages


                AMENDMENT NO. 16 TO SCHEDULE 13G

Item 1(a)      Name of Issuer:  GENERAL MICROWAVE CORPORATION

Item 1(b)      Address of Issuer's Principal Executive Office:

               5500 New Horizons Boulevard
               Amityville, New York  11701

Item 2(a)      Name of Person Filing:  SHERMAN RINKEL

Item 2(b)      Address or Principal Business Office or, if none,
               Residence:

               71 Northgate Circle
               Melville, New York  11747

Item 2(c)      Citizenship:  United States

Item 2(d) Title of Class of Securities: Common Stock, par value $.01 per share

Item 2(e)      CUSIP Number:  370307 10 0

Item 3         N/A

Item 4         Ownership:

               (a) Amount Beneficially Owned: 85,872 shares. Does not include 2,420 shares owned by Mr. Rinkel's wife in which shares Mr. Rinkel disclaims any beneficial interest. Includes 825 shares which Mr. Rinkel could acquire within 60 days upon exercise of a stock option.

               (b)  Percent of Class:     7.1%

               (c) Number of Shares as to which such person has:

                    (i)  sole power to vote or to
                         direct the vote                7.1%

                   (ii)  shared power to vote or
                         to direct the vote               0%

                  (iii)  sole power to dispose or
                         to direct the disposition
                         of                             7.1%

                   (iv)  shared power to dispose or
                         to direct the disposition of     0%

                        Page 3 of 4 Pages

Item 5    Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6    Ownership of More Than Five Percent on Behalf of
          Another Person

          N/A

Item 7    Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company

          N/A

Item 8    Identification and Classification of Members of the
          Group

          N/A

Item 9    Notice of Dissolution of Group

          N/A

Item 10   Certification

          N/A


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



December 31, 1997
Date

s/   SHERMAN RINKEL
     Sherman Rinkel